                      SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                              --------------------

                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 2)

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                     EMCON
                           (Name of Subject Company)

                               THE IT GROUP, INC.
                        SEISMIC ACQUISITION CORPORATION
                                    (Bidder)

                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                  290843 10 1
                     (CUSIP Number of Class of Securities)
                               Anthony J. DeLuca
                     President and Chief Executive Officer
                              The IT Group, Inc.
                            2790 Mosside Boulevard
                     Monroeville, Pennsylvania  15146-2792
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                  COPIES TO:
      Peter F. Ziegler, Esq.                     Paul A. Blumenstein, Esq.
   Gibson, Dunn & Crutcher LLP                    Gerald S. Walters, Esq.
      333 South Grand Avenue                  Gray Cary Ware & Freidenrich LLP
  Los Angeles, California  90071                    400 Hamilton Avenue
          (213) 229-7000                        Palo Alto, California  94301
                                                       (650) 328-6561

                           Calculation of Filing Fee
================================================================================
   Transaction valuation                                  Amount of filing fee
--------------------------------------------------------------------------------
       $64,105,553*                                             $12,822**
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*   For purposes of fee calculation only. The total transaction value assumes the purchase in cash, at an offer price of $6.75 per Share, an aggregate of
    (i) 8,340,669 Shares issued and outstanding and (ii) 1,156,450 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $6.75 per Share.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the value of the Shares to be purchased.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  Not Applicable            Filing party:  Not Applicable
Form or registration no.:  Not Applicable          Date filed:  Not Applicable
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CUSIP NO. 290843 10 1                        14D-1
---------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     The IT Group, Inc.: I.R.S. No.: 33-0001212
     Seismic Acquisition Corporation: I.R.S. No.:  25-1835135
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

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 4   SOURCE OF FUNDS

     BK and/or WC
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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(e) or 2(f)                                                           [_]
 -------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     The IT Group, Inc. - Incorporated in the State of Delaware
     Seismic Acquisition Corporation - Incorporated in the State of California
--------------------------------------------------------------------------------
 7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     The IT Group, Inc. - Indirectly  7,864,301
                                     --------------
     Seismic Acquisition Corporation - Directly  7,864,301
                                                ----------------
--------------------------------------------------------------------------------
 8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES   [_]

     N/A
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 9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     Approximately 94.2%
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10   TYPE OF REPORTING PERSON

     The IT Group, Inc. - CO
     Seismic Acquisition Corporation - CO
--------------------------------------------------------------------------------
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     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1, dated May 17, 1999 (the "Schedule 14D-1"), of Seismic Acquisition Corporation, a California corporation (the "Purchaser"), and The IT Group, Inc., a Delaware corporation ("Parent"), filed in connection with the Purchaser's offer to purchase all issued and outstanding shares (each a "Share") of Common Stock, no par value per Share, of EMCON, a California corporation (the "Company"), as set forth in the Schedule 14D-1. All capitalized terms not defined herein have the meanings given to them in the Offer to Purchase, dated May 17, 1999 (the "Offer to Purchase"), filed as Exhibit (a)(1) to the Schedule 14D-1.

Item 6.  Interest in Securities of the Subject Company.

     The response to Item 6 is hereby amended and supplemented as follows:

     At 12:00 Midnight, New York City time, on Monday, June 14, 1999, the Offer expired. Based on preliminary information provided by the Depositary for the Offer, Parent reported that as of the expiration of the Offer, 7,864,301 Shares were properly tendered and not withdrawn pursuant to the Offer (including approximately 83,516 Shares subject to guaranteed delivery). Purchaser has accepted for payment, and has notified the Depositary to promptly pay for all such Shares at the purchase price of $6.75 per Share in cash without interest. As a result of the consummation of the Offer, Purchaser owns approximately 94.2% of the Shares.

     Pursuant to the Merger Agreement, Parent intends to complete the merger of Purchaser with and into the Company, with the Company continuing as the surviving corporation.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     The response to Item 11 is hereby amended and supplemented as follows:

     (a)(11) Press release, dated June 15, 1999 issued by Parent, announcing the expiration of the Offer, the acceptance for payment of the Shares and the plan to consummate the merger.

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                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to the Tender Offer Statement is true, complete and correct.

Dated:  June 15, 1999
                                        SEISMIC ACQUISITION CORPORATION

                                        By  /s/ James G. Kirk
                                           --------------------------------
                                           James G. Kirk
                                           President and Chief Executive Officer


                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to the Tender Offer Statement is true, complete and correct.

Dated:  June 15, 1999
                                        THE IT GROUP, INC.

                                        By  /s/ James G. Kirk
                                           ---------------------------------
                                           James G. Kirk
                                           Vice President, General Counsel and
                                           Secretary

                                       3
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                                 EXHIBIT INDEX
                                 -------------

Exhibit No.       Description
----------        -----------

(a)(11) Press release, dated June 15, 1999 issued by Parent, announcing the expiration of the Offer, the acceptance for payment of the Shares and the plan to consummate the merger.

                                       4